

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 28, 2009

Via U.S. mail and facsimile

Ms. Emilia Ochoa
President and Chief Financial Officer
Castillo, Inc.
771 Jamacha Road; Suite 191
El Cajon, CA 92019

> **RE: Form 10-K/A for the year ended December 31, 2008**
> **Form 10-Q for the period ended June 30, 2009**
> **File No. 333-143236**

Dear Ms. Ochoa:

We have reviewed your response letter dated September 21, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A FOR THE PERIOD ENDED DECEMBER 31, 2008

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 27

1. Your amended Item 9A disclosure indicates your management has concluded your disclosure controls and procedures were effective as of December 31, 2008. In our letter dated September 1, 2009, we asked you to consider whether management's failure to provide its report on disclosure controls and procedures impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2008. Please tell us the factors you considered and highlight for us

those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In light of these facts, please explain how you could conclude your disclosure controls and procedures were effective as of December 31, 2008. Alternatively, please further amend your Form 10-K to disclose that your disclosure controls and procedures were not effective as of December 31, 2008. When you amend your filing, please be sure to also include currently dated management certifications, which refer to the Form 10-K/A.

2. Your definition of disclosure controls and procedures on page 27 is not complete. Please amend your disclosure to provide the complete definition of disclosure controls and procedures as it appears in Exchange Act Rules 13a-15(e) and 15d-15(e). Alternatively, you may simply state that your disclosure controls and procedures are not effective without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.
.

Sincerely,

Rufus Decker
Accounting Branch Chief